

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO: The Office of International Corporate Finance
COMPANY: SEC
FAX NUMBER: 0011 1 202 942 9624
FROM: Trudy Fenton
DATE: Tuesday, 9 Sep
SUBJECT: ASX Announce
PAGES (inc. cover) 3



In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange –

1. ASX Release - BresaGen receives grant dated 8 September, 2003.
2. Media Release – BresaGen granted Level II ADRs dated 9 September, 2003.

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

dlw 9/11

If there are any problems with this transmission, call 08 8234 2660



Monday, 8 September 2003

BresaGen receives grant

Australian listed company, BresaGen Ltd, today announced that its US subsidiary, BresaGen Inc., is a co-recipient along with the University of Georgia, Georgia Tech, Emory University, Yale University and others of a grant from the National Center for Research Resources, a component of the US National Institutes of Health.

The five-year grant, worth a total of US$7.6million, will focus on technologies to map the "glycome" of stem cell lines. "Glycome" describes all the complex carbohydrates attached to proteins and lipids that are made up by a cell, as well as the enzymes responsible for their metabolism.

BresaGen's portion of the grant, worth US$150,000 per year, will partially fund the salary of one BresaGen Inc. employee and the salaries of two additional University of Georgia employees working under BresaGen's direction.

Tuesday, 9 September 2003



BresaGen granted Level II ADRs

Australian listed company, BresaGen Ltd, today announced that its American Depository Receipts (ADR) program has been granted Level II status requiring the company to comply with US SEC reporting requirements including lodging accounts under US-GAAP.

This latest step is a precursor to a potential NASDAQ listing of the Company's ADRs.

BresaGen established a sponsored Level I ADR program with the Bank of New York in February 2001. The Company's ADRs can be traded on the over-the-counter market under the symbol BSGNY. Under the program each ADR represents 10 of BresaGen's ordinary shares.

The Level II ADR status comes a month after the Company announced plans to restructure its operations in Australia and the US. Subject to shareholder approval, it plans to spin off its Protein Pharmaceutical and Cell Therapy divisions into two separate private companies with BresaGen Ltd acting as a holding company, having an equity stake in both companies.

The Protein Pharmaceutical company will pursue the emerging Biogeneric market, developing its own competitive generic products and providing manufacturing facilities for other large drug companies.

BresaGen Chief Financial Officer, Linton Burns said it had been decided to focus more on the US market because of the larger and more sophisticated biotechnology investment environment for Protein Pharmaceuticals and the significantly more attractive government funding opportunities for Embryonic Stem Cell therapy.

"Having attained Level II status potentially increases the exposure and interest our ADRs have to US investors," Mr Burns said.

Mr Burns said the Company would not seek a NASDAQ listing before the restructure plans were bedded down, hopefully early next year.

For further information contact:

Linton Burns
Chief Financial Officer
BresaGen Ltd
Phone: 08 8150 8210

Hilarie Dunn
Media Relations for BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792